Exhibit 99.1

                 Amen Properties Reports First Quarter Results

         Emphasis on Energy-Related Businesses Delivers Strong Earnings
                             Growth Year-over-Year

     MIDLAND, Texas--(BUSINESS WIRE)--May 14, 2007--Amen Properties today announced financial results for its fiscal 2007 first quarter ended March 31, 2007. The Company posted revenue of $3.1 million and a net quarterly profit of $508,923, or $0.13 per diluted share. These results compare to revenue of $3.9 million and net quarterly profit of $192,654, or $0.05 per diluted share, in the year-ago quarter. Gross margin was 14.8%, up from 7.2% in the year-ago quarter. Energy Management and Consulting sales accounted for 26% of the quarter's revenue.

     Retail Electricity revenue declined 27% despite a 2% increase in volume due to savings associated with lower wholesale energy costs being passed on to consumers. The remainder of the decline in operating revenue was caused by the company's withdrawal from the real estate market in late 2006 in order to focus on energy-related opportunities.

     "We are very pleased to report strong earnings growth over last year," said Kris Oliver, Amen Properties' CFO. "We see this quarter's performance as a validation of our decision to deemphasize our real estate businesses and focus on energy-related opportunities. We are particularly enthusiastic about our growth in energy management services through the acquisition of Priority Power in 2006."

     Amen Properties is engaged in the acquisition and management of strong, profitable energy-related businesses. W Power & Light, a wholly-owned subsidiary, is a Retail Electricity Provider in Texas, the largest electricity marketplace in the United States. Priority Power, a wholly-owned subsidiary acquired in April 2006, is an energy management and consulting services firm. ChooseEnergy.com, launched in 2006, is an unbiased online electricity marketplace which allows consumers to compare offers and save money by selecting an electricity provider that meets their needs. The Company has other energy -related holdings through its other subsidiaries, Amen Minerals and Amen Delaware.


     CONTACT: Amen Properties, Inc., Midland
              Press/Investor Relations Contact:
              Kris Oliver, 432-684-3821